QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOVA OIL, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada (State or other jurisdiction of incorporation)	000-32531 (Commission File Number)	91-2028450 (IRS Employer Identification No.)
The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77024 (Address of principal executive offices)
(713) 869-6682 (Registrant's telephone number, including area code)

NOVA OIL, INC.
The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77024

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHANGE OF CONTROL

        This Information Statement is being mailed on or about March 31, 2006 to the holders of record at the close of business on March 30, 2006 (the "Record Date") of common stock, par value $0.001 per share ("Common Stock"), of Nova Oil, Inc., a Nevada corporation ("Nova Oil" or the "Company"), in connection with the change of control and composition of the board of directors of the Company (the "Board of Directors") as contemplated by the share exchange agreement (the "Share Exchange Agreement") entered into by and among the Company, Biosource America, Inc., a Texas corporation ("Biosource America"), and the holders of shares of capital stock of Biosource America named therein (the "Biosource America Stockholders").

        This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's security holders.

        A copy of the Share Exchange Agreement will be filed with the Securities and Exchange Commission (the "SEC") as an exhibit to a Current Report on Form 8-K of the Company that will be filed on or before April 5, 2006.

        The Share Exchange Agreement provides for each Biosource America Stockholder to receive two shares of common stock of Nova Oil for every three shares of common stock of Biosource America surrendered in exchange therefor (the "Share Exchange"). As a result of the Share Exchange, Biosource America became a subsidiary of Nova Oil and a change of control of Nova Oil occurred as the former Biosource Stockholders acquired approximately 86% of the issued and outstanding shares of common stock of Nova Oil. Under the terms of the Share Exchange Agreement, Nova Oil declared a three-for-two stock split in the form of a stock dividend payable on April 24, 2006 to holders of record on April 10, 2006. After completion of the Share Exchange, the Company will have approximately 46,925,000 shares of common stock issued and outstanding. After the stock split, the Company will have approximately 70,387,500 shares of common stock outstanding.

        On March 31, 2006, in connection with the Share Exchange and the resulting change in control, Paul E. Fredericks resigned as President of Nova Oil and Arthur P. Dammarell, Jr. resigned as a director. Also on March 31, Kenneth T. Hern was appointed to the Board of Directors as its Chairman and as Chief Executive Officer of the Company.

        On the tenth day following the date of mailing of this information statement, pursuant to the Share Exchange Agreement, Bruce E. Cox will resign as a director and Michael McGowan will be appointed to serve on the Board of Directors in his place.

        As of March 30, 2006, we had 6,925,000 shares of common stock issued and outstanding. Holders of common stock are entitled to one vote per share on all matters for which the security holders are entitled to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of the Company's common stock anticipated upon completion of the Share Exchange by (i) each person who, to the Company's knowledge, beneficially owns more than 5% of the shares of the Company's common stock; (ii) each of the directors and executive officers of the Company; and (iii) all of the Company's executive officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(2)
Common stock	Kenneth T. Hern(1)*	10,000,000	21.3%
Common stock	J.D. McGraw(1)	10,000,000	21.3%
Common stock	Mike W. McGowan(1)**	9,000,000	19.2%
Common stock	Dallas Neil(1)	6,925,000	14.8%
Common stock	Ken Crippen(1)	2,375,000	5.1%
Common stock	Paul E. Fredericks(2)*	975,000	2.1%
Common stock	Arthur P. Dammarell, Jr.(2)*	1,105,000	2.4%
Common stock	Bruce E. Cox(2)*	630,000	1.3%
Common stock	Directors and Executive Officers as a Group	12,710,000	27.1%

(1)
The address for these beneficial owners is 2777 Allen Parkway, Suite 800, Houston, Texas 77019.

(2)
The address for these beneficial owners is 17922 N. Hatch Rd., Colbert, Washington 99005.

(3)
Beneficial ownership is calculated based on 46,925,000 shares of common stock issued and outstanding as of March 31, 2006 assuming completion of the Share Exchange on such date. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite that person's name, subject to community property laws, where applicable.

*
Director or executive officer

**
Proposed director, excluded from calculation of directors and executive officers as a group. If Mr. McGowan were included in such calculation and Mr. Cox excluded, the directors and executive officers as a group would beneficially own 21,080,000 shares, which would represent 44.9% of all shares outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

        Prior to the Share Exchange, the Company's Board of Directors consisted of Paul E. Fredericks, Arthur P. Dammarell, Jr. and Bruce E. Cox. The names, ages, positions and business experience of such persons is set forth in Item 9 of the Company's annual report on Form 10-KSB for the year ended December 31, 2005, which is incorporated herein by reference. In connection with the Share Exchange and the resulting change of control, Arthur P. Dammerell, Jr. resigned from the Board of Directors and the Board appointed Kenneth T. Hern to the Board as its Chairman to fill the vacancy until the next annual meeting and his successor is duly elected and qualified. Pursuant to the Share Exchange Agreement, on the tenth day following the mailing of this information statement, Bruce E. Cox will resign as a director and Michael McGowan will be appointed to serve on the Board of Directors in his place until the next annual meeting and his successor is duly elected and qualified. In addition, Paul E.

Fredericks resigned as President of Nova Oil and the Board appointed Kenneth T. Hern to the position of Chief Executive Officer.

Name	Age	Position and Business Experience
Kenneth T. Hern	68	Chairman of the Board and Chief Executive Officer. Mr. Hern served as President of Texaco Saudi, Inc., between 1981through1984, as Vice Chairman and Managing Director of Texaco Nigeria Limited from 1984 through 1989, and served as President of Texaco Brazil from 1989 through 1994. From 1994 to 2006, he has served as an independent consultant and served as Chairman of Fibrominn L.L.C., a company formed to generate electricity from biowaste material. He was a founder of Biosource America, Inc. in December 2005 and is a current director. Mr. Hern earned a B.A. in Chemistry from Austin College, an M.S. in Organic Chemistry from North Texas State University and received Associates Degrees from the Wharton School of Business and Carnegie Mellon University.
Michael McGowan	37
		Proposed Director. Mr. McGowan served as Vice President — Investments for Peak Investment Management LTD from December 1999 to April 2004. From April 2004 to the present, he has been the president of Daniel Capital Management LTD. He was a founder of Biosource America, Inc. in December 2005 and is a current director. Mr. McGowan earned a B.A. in History from the University of Montana, is a certified financial planner and holds a Series 65 license as an investment advisor.

LEGAL PROCEEDINGS

        None of the directors or executive officers of the Company is a party to or has a material interest in any material proceeding in which they were adverse to the Company or any of its subsidiaries. None of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee; Other Board Committees

        In the near future the Company intends to take steps to ensure that a majority of its directors are independent directors according to the standards for independent directors set forth by the New York Stock Exchange, as though such standards are applicable to the Company, of which at least one director would qualify as an "audit committee financial expert." The audit committee does not currently have an "audit committee financial expert" due to budgetary constraints. After the Share Exchange, the audit committee continues to consist of Paul E. Fredericks and Bruce E. Cox. The Board of Directors expects to appoint a new audit committee and to adopt a new charter for the audit committee once such independent directors can be identified and appointed.

        The Company's Board of Directors does not have a nominating committee because the Board of Directors has determined that the entire Board of Directors can efficiently and effectively fulfill this function by using a variety of methods for identifying and evaluating nominees for director, including candidates who may be referred by the Company's shareholders. Shareholders who desire to recommend candidates for evaluation may do so by contacting the Company in writing, identifying the candidate and providing background information. Candidates may also come to the attention of the Board of Directors through current directors, professional search firms and other persons. In evaluating potential candidates, the Board of Directors takes into account a number of factors, including, among others, independence from management; whether the candidate has relevant business experience judgment, skill, integrity and reputation; existing commitments to other businesses; corporate governance background; financial and accounting background; and the current size and composition of the Board of Directors relative to the number and complexity of matters to be considered in any given year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except with respect to the transactions contemplated by the Share Exchange Agreement, none of the Company's directors or officers, any of the incoming directors or executive officers, any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's outstanding shares, any of the Company's promoters or any members of the immediate family of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company's directors, officers or incoming directors or executive officers is indebted to the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act, as amended, requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's shares of common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors and greater than ten percent holders are required to furnish the Company with copies of all Section 16(a) forms they file.

        Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2005, the Company has determined that only one report was not timely filed. Charles Cleveland, an officer of the Company prior to the Share Exchange, made a charitable contribution on December 31, 2005, which was not reflected in a timely report. A Form 5 filing has been made. The Company has determined that all other Company directors, officers and greater than ten percent beneficial owners complied with all applicable Section 16 filing requirements.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

        During the fiscal year ended December 31, 2005, the Company's board of directors met eight times and did not act by written consent in lieu of a meeting. The audit committee also met four times during the year. All directors did attend at least 75% of the aggregate meetings of the board of directors.

        The Company does not currently have a nominating or compensation committee. In the near future the Company intends to take steps to ensure that a majority of its directors are independent directors according to the standards for independent directors set forth by the New York Stock Exchange, as though such standards are applicable to the Company. The Board of Directors expects to appoint a new nominating committee and compensation committee, and to adopt new charters relative to each such committee, once such independent directors can be identified and appointed.

COMMUNICATIONS WITH THE BOARD

        The Company does not currently have a process for stockholders to send communications to the Board of Directors, but the Board of Directors expects to establish such a process in the near future.

EXECUTIVE COMPENSATION

        Biosource America was formed in December 2005 and its business activities began in February 2006. Accordingly, no compensation was paid to its executive officers during the fiscal year ending December 31, 2005. After the Share Exchange, Kenneth T. Hern will receive a salary of $5,000 per month.

        Prior to 2005, directors and officers of Nova Oil received no compensation. During the year ended December 31, 2005, Nova Oil issued as compensation the following shares to:

Name	Position	Number of Shares Issued
Paul E. Fredericks	President, Principal Executive Officer and Director(1)	275,000
Arthur P. Dammarell, Jr.	Treasurer, Principal Financial Officer and Director(1)	405,000
Bruce E. Cox	Secretary and Director(1)	110,000
Terrence J. Dunne	Advisor(1)	110,000

(1)
Title held at the time of the grant.

        The Company expects to provide its executive officers with insurance benefits and other employee benefits. Benefits will be determined by the Company's management and may periodically change. In accordance with the Company's expense policies, advances and/or reimbursements will be paid to its executive officers and other employees for travel, meal, and other expenses incurred on behalf of the Company.

QuickLinks

NOVA OIL, INC. The Riviana Building, 2777 Allen Parkway, Suite 800, Houston, Texas 77024
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
CHANGE OF CONTROL
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
LEGAL PROCEEDINGS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
BOARD OF DIRECTORS' MEETINGS AND COMMITTEES
COMMUNICATIONS WITH THE BOARD
EXECUTIVE COMPENSATION